Exhibit (a)(5)(E)
Towers Watson & Co. Announces Final Results of Exchange Offer for Shares of Class B-1 Common Stock
NEW YORK June 15, 2010 — Towers Watson (NYSE, NASDAQ: TW) today announced the final results of its previously announced Offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes due March 15, 2012 (a “New Note”, and collectively, the “New Notes”).
The Offer expired at 12:00 midnight, New York City time, on Monday, June 14, 2010. Pursuant to the previously announced Offer, 2,242,049.523 shares of Class B-1 Common Stock were validly tendered for exchange and not withdrawn as of the Expiration Date. Based on the foregoing, Towers Watson will exchange all such shares of Class B-1 Common Stock for New Notes, without prorating. Towers Watson will promptly issue the New Notes to holders of validly tendered and accepted shares of Class B-1 Common Stock.
Shares of Class B-1 Common Stock become freely tradable shares of Class A Common Stock on January 1, 2011. The Offer is part of the company’s strategy to reduce the impact of any sales or potential sales that may occur on or after January 1, 2011 on the market price of Class A Common Stock.
About Towers Watson
Towers Watson (NYSE, NASDAQ: TW) is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. The company offers solutions in the areas of employee benefits, talent management, rewards, and risk and capital management. Towers Watson has approximately 14,000 full-time and contract associates around the world and is located on the web at www.towerswatson.com.
Forward-Looking Statements
This press release contains “forward-looking statements”. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the company’s strategy to reduce the potential impact of the potential sale of Class A shares on or after January 1, 2011 on the price of the Class A Common Stock, as well as other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Towers Watson undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.